Level 24, Lee Garden One, 33 Hysan Avenue

Causeway Bay, Hong Kong SAR

December 1, 2025

Office of Crypto Assets

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Messrs. David Lin and David Gessert

Re:	Abits Group Inc
Amendment No. 2 to Registration Statement on Form F-3
Filed September 11, 2025
File No. 333-284387

Dear Mr. Lin and Mr. Gessert:

This letter is in response to the comments set forth in the letter dated November 21, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Abits Group Inc (the “Company,” “we” or “our”). For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold and have followed the comment with the Company’s response immediately thereafter. Amendment No. 3 to the Registration Statement on Form F-3 (the “Amendment”) is being filed to accompany this letter. Capitalized terms used herein shall have the meanings ascribed to them in the Common Letter unless otherwise defined herein.

Amendment No. 2 to Registration Statement on Form F-3

Cover Page

1.	In the eighth paragraph of the cover page, we note your revised disclosure that investors “will not and may never have direct ownership in our operating subsidiaries” (emphasis added). Please revise the cover page to state that investors may never hold equity interests in the Chinese operating companies. Refer to prior comment 2 in our letter dated February 7, 2025. Also, please make corresponding revisions to your related disclosure in the last paragraph on page 14.

Response: We have revised the disclosures on the cover page and on page 14 of the prospectus in response to the Staff’s comments.

2.	Refer to the following disclosures:

	●	On the cover page, you disclose that “[u]nder the Confidentiality Provisions, domestic companies established in mainland China seeking overseas offering and listing... are required to institute a sound confidentiality and archives system” and that under certain circumstances, such companies are required to obtain approval from competent authorities and complete the relevant filing procedures.

● On the cover page and page 16, you provide disclosure regarding the Network Data Security Regulation, which you state requires that a network data processor carrying out certain network data processing activities shall undergo a national security review in accordance with relevant regulations.

In your next amendment, please address the following in your disclosure: (i) clarify whether you or your subsidiaries are subject to the requirements under the Confidentiality Provisions and the Network Data Security Regulation, respectively, in order to operate your business and to offer the securities being registered to foreign investors; (ii) to the extent applicable, state affirmatively whether you have received all requisite permissions or approvals for the Confidentiality Provisions and the Network Data Security Regulation, respectively, and whether any permissions or approvals have been denied; and (iii) with respect to romanettes (i) and (ii) above, please disclose how you reached your conclusions. For example, state whether you relied on an opinion of counsel or, alternatively, are relying on management’s internal assessment and discuss such assessment. If you relied on advice of counsel, you should identify counsel and file the consent of counsel as an exhibit to the registration statement.

Response: We have revised the disclosures on the cover page and on pages 8, 9, 16 and 18 of the prospectus in response to the Staff’s comments. We have relied on the opinion of our counsel as to PRC law, Jincheng Tongda and Neal Law Firm, whose opinion letter and consent are filed as exhibits to the Registration Statement.

Prospectus Summary

Summary of Risk Factors, page 7

3.	Refer to your revised disclosures in the fifth bullet on page 8 and the last risk factor on page 15 in response to prior comments 5 and 8, respectively, that “[t]he Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, and we face uncertainty about future actions by the PRC government that could affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless” (emphasis added). Please further revise your disclosures on pages 8 and 15 to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have revised the disclosures on pages 8 and 15 of the prospectus in response to the Staff’s comments.

Risk Factors

We and our PRC subsidiary may be subject to data security, personal information protection..., page 18

4.	Refer to your revised disclosure in the second paragraph of this risk factor that, “Bitmatrix engages in data processing activities as defined under the Data Security Law.” It appears you may have concluded that the Data Security Law is applicable to your PRC subsidiary, Bitmatrix, based upon an opinion of your PRC counsel. Refer to section C. of PRC counsel’s opinion filed as exhibit 5.2. If so, please revise to state as much, or advise otherwise.

Response: We have revised the above-referenced risk factor disclosure on page 18 and elsewhere in the prospectus to state that our PRC subsidiary, Bitmatrix, is subject to data security, personal information protection, and other data related PRC laws and regulations and that the Data Security Law is applicable to our PRC subsidiary, Bitmatrix, based on the opinion of our PRC counsel.

Exhibit Index

Ex. 23.4 - Consent of Patrick Mak & Tse (contained in Exhibit 5.3), page II-6

5.	The exhibit index indicates that the consent of Patrick Mak & Tse is contained in Exhibit 5.3; however, we are unable to locate the consent in the opinion. Please file counsel’s consent separately with your next amendment or file a revised opinion that includes counsel’s consent.

Response: We have separately filed Patrick Mak & Tse’s consent in Exhibit 23.4 to the Registration Statement.

***

The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s U.S. counsel, Anthony Basch (804.771.5725), with any further questions. In addition, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Conglin Deng
Conglin Deng
Chief Executive Officer

cc: Anthony W. Basch, Esq.